SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

Liquid Holdings Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

53633A 101

(CUSIP Number)

Brian Ferdinand

c/o Liquid Holdings Group, Inc.

800 Third Avenue, 39th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 11 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Brian Ferdinand

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER 5,275,266
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 5,275,266
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,275,266

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.6%

14	TYPE OF REPORTING PERSON

IN
Page 2 of 11 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ferdinand Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 3,033,491
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 3,033,491
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,033,491

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%

14	TYPE OF REPORTING PERSON

OO
Page 3 of 11 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

LT World Limited LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 574,783
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 574,783
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

574,783

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14	TYPE OF REPORTING PERSON

OO
Page 4 of 11 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ferdinand Trading II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 654,943
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 654,943
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

654,943

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14	TYPE OF REPORTING PERSON

OO

Page 5 of 11 pages

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock” or the “Shares”), of Liquid Holdings Group, Inc. (“LIQD”, the “Issuer” or the “Company”), with its principal executive offices located at 800 Third Avenue, 39th Floor, New York, New York 10022.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

Brian Ferdinand, a United States Citizen;

Ferdinand Holdings, LLC, a Delaware limited liability company (“Ferdinand Holdings”);

LT World Limited LLC, a Delaware limited liability company (“LT World Limited”); and

Ferdinand Trading II LLC, a Delaware limited liability company (“Ferdinand Trading”).

The principal occupation of Brian Ferdinand is acting as the Vice Chairman of the Board and Head of Corporate Strategy of the Company. Mr. Ferdinand is the sole member of each of Ferdinand Holdings, LT World Limited and Ferdinand Trading, and the principal business of each such entity is to act as a personal investment/business vehicle for Mr. Ferdinand. The principal office or business address of each Reporting Person is 800 Third Avenue, 39th Floor, New York, New York, 10022. By virtue of being the sole member of each of Ferdinand Holdings, LT World Limited and Ferdinand Trading, Mr. Ferdinand may be deemed to beneficially own the Shares held directly by such entities; Mr. Ferdinand disclaims beneficial ownership of such Shares.

(d)–(e)          During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding fees and expenses) used by the Reporting Persons in making its purchase of the shares of Common Stock on the Event Date is $720,711.00 from personal funds of Mr. Ferdinand.

ITEM 4.	Purpose of Transaction.

Mr. Ferdinand is a founder and Vice Chairman of the Board and Head of Corporate Strategy of the Company.

None of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may determine to dispose of their Shares, in whole or in part, or acquire additional Shares, at any time and from time to time, subject to applicable laws. The Reporting Persons may also decide to develop and/or change the Reporting Persons’ intentions with respect to the Shares. Any such decision would be based on the Reporting Persons’ assessment of a number of different factors, including, without limitation, the business, prospects and affairs of LIQD, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons.

Page 6 of 11 pages

ITEM 5.	Interest in Securities of the Issuer.

(a)           See chart below. The percentages set forth in this response are based on 24,458,168 shares of Common Stock outstanding as of July 31, 2013 as reported to the Reporting Persons by the Issuer.

Reporting Person	Shares Beneficially Owned	Percent of Class
Brian Ferdinand	5,275,266	21.6%
Ferdinand Holdings, LLC	3,033,491	12.4%
LT World Limited LLC	574,783	2.4%
Ferdinand Trading II LLC	654,943	2.7%
All Reporting Persons as Group	5,275,266	21.6%

(b)          Mr. Ferdinand has sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,012,049 shares of Common Stock that he individually owns. Mr. Ferdinand and Ferdinand Holdings each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 3,033,491 shares of Common Stock held by Ferdinand Holdings. Mr. Ferdinand and LT World Limited each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 574,783 shares of Common Stock held by LT World Limited. Mr. Ferdinand and Ferdinand Trading each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 654,943 shares of Common Stock held by Ferdinand Trading.

(c)          The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days, other than as follows:

Reporting Person	Transaction Type	Transaction Date	Qty	Price
Brian Ferdinand	Issued to Mr. Ferdinand by the Company pursuant to the anti-dilution terms of special incentive units granted to him on December 18, 2012	8/1/13	142,524	-
Ferdinand Holdings, LLC	Buy (directly from the Company)	7/31/13	80,079	$9
Brian Ferdinand	Issued to Mr. Ferdinand by the Company as an incentive award	7/24/13	840,002	-
Ferdinand Holdings, LLC	Transfer/disposition of anti-dilution shares pursuant to agreement with David Solimine and Orca Trading	7/24/13	(13,873)	-
Ferdinand Holdings, LLC	Transfer/disposition pursuant to agreement with SABS Enterprises, LLC	6/24/13	(33,518)	-
LT World Limited LLC	Transfer/acquisition pursuant to agreement with CMK Keller Holdings (agreement among founders)	6/20/13	191,559	-

Page 7 of 11 pages

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Company has entered into a registration rights agreement with certain of its stockholders, including the Reporting Persons, pursuant to which the Company has granted to such stockholders, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require the Company to register under the Securities Act of 1933 shares of the Company’s common stock (and other securities convertible into or exchangeable or exercisable for shares of the Company’s common stock) otherwise held by them. Shares registered under any such registration statement will be available for sale in the open market unless restrictions apply. The form of such registration rights agreement is attached hereto as Exhibit B and is incorporated herein by reference.

Subject to certain exceptions, the Company and all of its directors and executive officers and certain of its stockholders, including the Reporting Persons, have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of the Company’s common stock without the permission of the Company’s underwriter for a period of 180 days from the date of the prospectus relating to the Company’s initial public offering. When the lock-up period expires, the Company, its directors and officers and the Company’s locked-up stockholders will be able to sell the Company’s shares in the public market (subject to any legal limitation on sales by affiliates and any other legal restrictions). In addition, the underwriter may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. The form of such lock-up agreement is attached hereto as Exhibit C and is incorporated herein by reference.

Mr. Ferdinand’s employment agreement with the Company provides for a grant of 341,274 restricted stock units, one-half of which will vest on May 15, 2014 and one-half of which will vest on May 15, 2014. The form of such employment agreement is attached hereto as Exhibit D and is incorporated herein by reference.

Page 8 of 11 pages

ITEM 7.	Material to be Filed as Exhibits.

No.	Description

A	Joint Filing Agreement (filed herewith)

B	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

C	Form of Lock-Up Agreement (filed herewith)

D	Form of Employment Agreement (incorporated by reference to Exhibit 10.22 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

Page 9 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 12, 2013

Brian Ferdinand

Ferdinand Holdings, LLC

LT World Limited LLC

Ferdinand Trading II LLC

By:	/s/ Brian Ferdinand

Brian Ferdinand, for himself and as the

Sole Member of each of Ferdinand Holdings, LT World Limited and Ferdinand Trading

Page 10 of 11 pages

EXHIBIT INDEX

No.	Description

A	Joint Filing Agreement (filed herewith)

B	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

C	Form of Lock-Up Agreement (filed herewith)

D	Form of Employment Agreement (incorporated by reference to Exhibit 10.22 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

Page 11 of 11 pages